SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on February 24, 2021.

By letter dated February 24, 2021, CRESUD S.A.C.I.F. y A. ("CRESUD" or "the Company"), reports that it has sold today 100% of the shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the Carnes Pampeanas meatpacking facility in the province of La Pampa, Argentina.

The price of the operation was agreed at USD 10 million, which has already been fully paid.

The accounting result of the operation will be a gain of approximately ARS 620 million, which will be recognized in the Company's Financial Statements for the third quarter of fiscal year 2021.

Carnes Pampeanas S.A. was acquired by CRESUD in 2007 in partnership with Tyson Foods and Cactus Feeders. Subsequently we have increased our participation in the business, reaching all the shares of the company since 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 24, 2021